SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER 650-251-5120	E-MAIL ADDRESS WHINMAN@STBLAW.COM

December 5, 2011

VIA EDGAR

Mr. Jay Ingram

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orchard Supply Hardware Stores Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed November 17, 2011
File No. 333-175105

Dear Mr. Ingram:

On behalf of Orchard Supply Hardware Stores Corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 28, 2011 (the “comment letter”) relating to the Amended Registration Statement on Form S-1 filed on November 17, 2011 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and generally updates other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 3. The responses and information provided below are based upon information provided to us by the Company.

General

1.	Once we receive a bona fide estimate of your expected offering price, we will update our review of your disclosures regarding stock compensation and various securities. In order to avoid a delay in the effectiveness of your registration statement, you may wish to supplementally provide us with an estimated range for your IPO price. If the IPO price materially differs from your corresponding equity fair value accounting estimates, then an expanded disclosure may be required for investors to assess the reasonableness of your critical accounting estimates.

As discussed with the Staff, because the spin-off transaction is not a firm underwritten offering, we do not have an estimated range “IPO” price as would be customary for a transaction registered on a Form S-1. However, in determining the appropriate ratio for the forward stock split that will be effected to recapitalize the number of shares of Class A Common Stock to a number that will be appropriate for the spin-off, the Company has considered the potential approximate per share trading price of the Class A Common Stock following the spin-off. The Company believes that, after giving effect to a 6:1 forward stock split to take place prior to effectiveness, the potential initial trading price range of our Class A Common Stock on the NASDAQ Capital Market following the spin-off may be in the range of approximately $5 to $9 per share of Class A Common Stock.

Capitalization, page 55

2.

You disclose that you intend to effect a forward stock split of your Class A Common Stock, Class B Common Stock and Class C Common Stock prior to the Distribution. In accordance with ASC 505-10-S99-4, please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. If your auditors believe that only a “draft”

Securities and Exchange Commission

December 5, 2011

report can be presented, due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

The Company advises the Staff that it expects to complete a 6:1 forward stock split of its Class A Common Stock and Class B Common Stock prior to effectiveness and has revised its disclosure throughout Amendment No. 3 accordingly. The Company advises the Staff that the Class C Common Stock will not be included in the forward stock split because it will not be authorized until the distribution date, which will occur following effectiveness.

The Company has revised its financial statements and disclosure throughout Amendment No. 3 to give retroactive effect to the expected forward stock split. The Company’s auditors have provided a “draft” report for Amendment No. 3 with a signed and dated preface on page F-2 stating that the report is in the form that will be furnished upon completion of the forward stock split. The Company understands and acknowledges that a signed, dated, and unrestricted auditor’s report must be filed prior to effectiveness.

Unaudited Pro Forma Consolidated Financial Data, page 59

3.	We have read your response to comment one from our letter dated September 23, 2011. You state that negotiations with respect to the Brands Agreements are now complete and the forms of these agreements that will be executed at the time of the spin-off have been finalized. Given that the Agreement has not been executed, please disclose this matter and how you determined the negotiations are materially complete and the terms of the Agreement will be consistent with your pro forma adjustments once executed.

The Company advises the Staff that the Brands Agreements are now in final form and have been executed. These agreements will be effective as of the date of the spin-off subject to approval by Sears Holdings’ Audit Committee. Sears Holdings has advised the Company that it anticipates obtaining approval of the Brands Agreements in the forms executed prior to the effectiveness of the Company’s Registration Statement.

4.	You state on page 62 that the pro-forma commission income figures were derived based on an expected blended commission rate based on your product mix applied on the total actual sales. However, you state that the Appliances Agreement has been executed. Please tell us why your pro forma commission income figures were not derived from the actual blended commission rate pursuant to your executed agreement. Please amend your filing to provide the executed Appliances Agreement. Please note that we may have further comment after we review the terms and conditions of the Appliances Agreement.

The Company has revised the disclosure on page 65 to clarify that the pro forma commission income figures were derived from the actual blended commission rate pursuant to the executed Appliances Agreement.

As previously discussed in response number 28 of the Company’s letter to the Staff dated September 9, 2011 with respect to the Company’s merchandise agreements with Sears Holdings, the Company advises the Staff that it does not consider its prior or current merchandise agreements with Sears Holdings to be material in amount or significance. Merchandise substantially similar to that which will be made available to the Company pursuant to the Appliances Agreement is available from multiple suppliers and the loss of Sears Holdings (the counterparty to the Appliances Agreement) as a supplier of such merchandise would not have a material impact. Furthermore, in the first half of fiscal 2011, pro forma commission income under the Appliances Agreement would have accounted for only 0.3% of the Company’s pro forma net sales. Accordingly, the Company does not believe that the Appliances Agreement need be filed as a material contract pursuant to Regulation S-K Item 601.

Management’s Discussion and Analysis, page 64

Liquidity and Capital Resources, page 75

5.	You disclose on page 25 that in June 2011 your credit ratings were downgraded by two nationally recognized statistical rating organizations. Please revise your filing to disclose your rating before and after the downgrade by each rating organization and the contributing factors related to the downgrade.

Securities and Exchange Commission

December 5, 2011

The Company has revised the disclosure on page 79 to include the Company’s ratings before and after the downgrade by each ratings agency and the contributing factors to each such downgrade.

6.	You disclose on page 25 that your credit ratings affect your cost of financing and your ability to access financing sources. Given that your credit rating was downgraded in June 2011, please amend your filing to disclose whether current/future interest rates were impacted by the downgrade. If interest rates were impacted, please quantify the increase in interest expense.

The Company advises the Staff that the terms of the Company’s current financing arrangements are not impacted by changes to the Company’s credit ratings and, accordingly, the June 2011 downgrades have not impacted the Company’s current or future interest rates under such financing arrangements. The Company has revised the disclosure on page 79 to reflect that fact. The Company has also revised the disclosure on page 27 to clarify that any impact on the Company’s costs of financing and access to financing sources due to changes in the Company’s credit ratings are prospective and uncertain.

Securities and Exchange Commission

December 5, 2011

Please note that we have included certain changes to the Amendment No. 3 other than those in response to the Staff’s comments.

Please call me (650-251-5120) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ William H. Hinman, Jr.
William H. Hinman, Jr.